UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

On July 3, 2020, the board of directors of Daqo New Energy Corp. (“Daqo New Energy,” the “Company” or “we”) approved for Mr. Qiangmin Zhou, Mr. Xiyu Wang and Mr. Shihua Su to resign from acting as the chief operation officer, chief technology officer and chief marketing officer, respectively, of the Company, because they carry out their responsibilities for these positions primarily at the Company’s subsidiary Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”) and because Xinjiang Daqo will be required to comply with certain business operation independence requirements of the Shanghai Stock Exchange’s Sci-Tech Innovation Board (the “STAR Market”) in relation to its proposed listing on the STAR Market. Mr. Qiangmin Zhou, Mr. Xiyu Wang and Mr. Shihua Su will continue carrying out their respective current responsibilities at Xinjiang Daqo. The Company believes that these changes in its management team will not have a material impact on its business operations.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements in this report include, among other things, the proposed listing of Xinjiang Daqo’ shares on the STAR Market and the management changes’ impact on the Company. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to successfully complete the proposed STAR Market listing of Xinjiang Daqo’s shares; the impact of the proposed STAR Market listing on the Company’s business and results of operations, and perceptions of the listing by the Company’s customers and other business partners and investors; the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this report is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: July 3, 2020

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